SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  The Gabelli Natural Resources, Gold & Income Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Corporate Center
Rye, New York 10580-1422

Telephone Number (including area code):

(914) 921-5100

Name and address of agent for service of process:

Christopher J. Michailoff, Esq.
The Gabelli Natural Resources, Gold & Income Trust
One Corporate Center
Rye, New York 10580-1422

With copies of Notices and Communications to:

Richard Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES         [X]           NO           [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Rye and the state of New York on July 18, 2008.

The Gabelli Natural Resources, Gold & Income Trust (REGISTRANT)

By:	/s/ Agnes Mullady
Agnes Mullady
Sole Trustee

Attest:	/s/ Agnes Mullady
Agnes Mullady
Sole Trustee